The PNC Financial Services Group, Inc. and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	For Three Months Ended March 31, 2004		Year Ended
Dollars in millions			2003		2002		2001		2000		1999
Earnings
Income from continuing operations before taxes	$505		$1,568		$1,821		$564		$1,848		$1,788
Fixed charges excluding interest on deposits	83		346		432		762		1,032		979

Subtotal	588		1,914		2,253		1,326		2,880		2,767
Interest on deposits	104		457		659		1,229		1,653		1,369

Total	$692		$2,371		$2,912		$2,555		$4,533		$4,136

Fixed charges
Interest on borrowed funds	$68		$258		$315		$645		$914		$869
Interest component of rentals	15		59		58		53		50		44
Amortization of notes and debentures	0		1		1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts	0		28		58		63		67		65

Subtotal	83		346		432		762		1,032		979
Interest on deposits	104		457		659		1,229		1,653		1,369

Total	$187		$803		$1,091		$1,991		$2,685		$2,348

Ratio of earnings to fixed charges
Excluding interest on deposits	7.08	x	5.53	x	5.22	x	1.74	x	2.79	x	2.83	x
Including interest on deposits	3.70		2.95		2.67		1.28		1.69		1.76